FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 1012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel                 +27 11 562 9775
Mobile           +27 79 694 0267
email              Zakira.Amra@
                      goldfields.co.za
Willie Jacobsz
Tel                 +1 508 839 1188
Mobile           +1 857 241 7127
email              Willie.Jacobsz@
                       gfexpl.com
Media Enquiries

Sven Lunsche
Tel                 +27 11 562 9763
Mobile           +27 83 260 9279
email              Sven.Lunsche@
                       goldfields.co.za
MEDIA RELEASE

Mineral Resource and Mineral Reserve Update
Johannesburg, 27 February 2012: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) has announced its
Mineral Resource and Mineral Reserve statement as at 31
December 2011.

Gold Fields has total attributable precious metal and gold
equivalent Mineral Resources of 217.0 million ounces (31
December 2010: 225.4 million ounces) and Mineral Reserves
of 80.6 million ounces (76.7 million ounces). This represents a
5% increase in Mineral Reserves after taking into account the inventory mined during 2011 (“post depletion”) and a 4%
decrease in Mineral Resources when compared to the
December 2010 position.

“The improved Mineral Reserve position bodes well for our
growth ambition in line with our long-term target of 5 million gold-equivalent ounces either in production or in development by 2015,” says Nick Holland, CEO of Gold Fields.

All Mineral Resource and Mineral Reserve numbers in this note are managed, unless otherwise stated. The accompanying
tables highlight Gold Fields’ Mineral Resource and Mineral
Reserve position as at 31 December 2011. Mineral Resources
are quoted inclusive of Mineral Reserves.

Table 1 – Headline Numbers: Gold Fields Limited Mineral Resource and Mineral
Reserve summary as at 31 Dec 2011
Total: Operating mines (including Cu as Au
equivalents & TSF Au)
Mineral Resources
Mineral Reserves
31 December
2011
December
2010
31 December
2011
December
2010
Tonnes
(Mt)
All Metal
EqOz
(Moz)
All Metal
EqOz
(Moz)
Tonnes
(Mt)
All Metal
EqOz
(Moz)
Managed 1749.1 202.2 208.8 1062.4 85.1 81.0
Attributable
1
1667.1 193.4 202.3 1011.0 80.6 76.7
Totals including platinum and gold
equivalents (from Cu, Ag & Mo), excl
Woodjam
Tonnes
(Mt)
All Metal
EqOz
(Moz)
All Metal
EqOz
(Moz)
Tonnes
(Mt)
All Metal
EqOz
(Moz)
All Metal
EqOz
(Moz)
Managed 2475.8 234.4 239.5 1062.4 85.1 81.0
Attributable
1
2158.2 217.0 225.4 1011.0 80.6 76.7
1
During 2011 the Gold Fields attributable portion of Mineral Resources and Mineral Reserves for Tarkwa and Damang have increased from 71.1% to 90% following the buyout of the IAMGold share. Similarly, the purchase of the minority shareholders equity in Cerro Corona has increased the Group’s attributable portion of Mineral Resources and Mineral Reserves from 80.7% to 98.5%.
The commodity prices used for the Mineral Reserve and Mineral Resource declaration are in accordance with SEC guidelines and approximate to the historical three year trailing average commodity prices. Metal price assumptions used for evaluating Gold Fields Mineral Reserves are as follows: US$1,300/oz (Dec 2010: US$1,000/oz) for gold and US$3.50/lb (Dec 2010:
US$2.72/lb) for copper. Price assumptions for Mineral Resources are: US$1,450/oz (Dec
2010: US$1,100/oz) for gold and US$3.90/lb (Dec 2010: US$3.00) for copper. A complete list of price assumptions are contained in Table 2 below.

Key highlights for the Mineral Resource and Mineral Reserve statement in our four Regions and for our Growth Projects are as follows:
·    The Mineral Resource position in the West Africa region has increased by 46% from
17.3 million ounces to 25.2 million ounces net of depletion, primarily due to the increase in the gold price and discovery at the Greater Damang Project (Huni, Juno and Damang main pit). The total Mineral Reserve has increased by 21% from 11.3 million ounces to 13.7 million ounces, net of mine depletion. After taking depletion into account the Mineral Reserve at Tarkwa increased from 9.2 million ounces to 10.3 million ounces, mainly due to the rise in the gold price. The Mineral Reserves at
Damang increased from 2.1 million ounces to 3.4 million ounces net of depletion.
This is primarily due to the increase in the Mineral Reserves for the Greater Damang
Project from 1.1 million ounces to 2.5 million ounces.
·     In the South Africa region Mineral Resources declined by 8% to 160.2 million ounces
(173.8 million ounces), due to pay limit increases, resource clean-up and changes in geological models. The total Mineral Reserve base has increased by 2%, net of depletion, primarily due to an increase of 5.2 million ounces at South Deep and the first-time inclusion of 2.9 million ounces gold reserves from the West Wits Tailings
Treatment Project (WWTTP). This is partially offset by a 3.7 million ounce reduction in the below-infrastructure Mineral Reserves at KDC West (Driefontein), with the balance due to life-of-mine tail end management adjustments.
·    In the South American region, Cerro Corona’s gold equivalent Mineral Resource position decreased by 5% from 8.1 million ounces to 7.7 million ounces, primarily due to depletion. The total gold equivalent Mineral Reserve base improved substantially by 15% from 5.3 million ounces to 6.1 million ounces, net of depletion, primarily due to the increase in the total capacity of the Tailings Storage Facility from 99 million to
130 million tonnes.
·    The Australasia region’s Mineral Resource position decreased by 5% from 9.6 million ounces to 9.2 million ounces, primarily because of depletion. The total Mineral
Reserve remained flat at 4.1 million ounces, net of depletion.
·    Amongst Gold Fields’ Growth Projects there was an updated Mineral Resource declaration for the APP Project in Finland (12.2 million 2PG + gold ounces) and the
Chucapaca Project in Peru (7.6 million gold-equivalent ounces). Approximately 70%
of Chucapaca’s Mineral Resource has been upgraded to the Indicated category. A first-ever Inferred Mineral Resource of 1,060 million pounds copper was declared for the Woodjam Project in British Columbia, Canada.
The information contained in the Mineral Resource and Mineral Reserve statement has been compiled by the Gold Fields competent person, Kevin Robertson, Pri.Sci.Nat, who is registered with the South African Council for Natural Scientific Professions. The Group’s
Mineral Resource and Mineral Reserve numbers have been externally audited by recognised independent mining consultants. The Mineral Resource and Mineral Reserve statement is compliant with the SAMREC 2007 Code, the updated Section 12 (Oct 2008) of the
Johannesburg Stock Exchange (JSE) listing requirements, Industry Guide 7 (SEC) and aligned to the guiding principles of the Sarbanes-Oxley (SOX) Act of 2002.

Technical Short-form reports will be released to the market during April 2012 as supplements to the Integrated Annual Report for 2011.

Table 2
– Metal price assumptions as at 31 Dec 2011

Location
Unit
December 2011
December 2010
Reserves
Resources
Reserves
Resources
Ghana & Peru
Au (US$/oz)
1,300
1,450
1,000
1,100
Australia
Au (A$/oz)
1,400
1,550
1,225
1,350
South Africa
Au (R/kg)
U3O8 (US$/lb)
310,000
-
340,000
-
265,000
-
290,000
75
Peru
Cu (US$/lb)
3.50
3.90
2.72
3.00

Table 3
– Summary table of Gold Fields Limited Mineral Resources and Mineral Reserves as at
31 Dec 2011
Dec-10
Dec-10
Tonnes
Grade
Gold
Gold
Tonnes
Grade
Gold
Gold
Resource
Reserve
GOLD
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
(%)
(Moz)
(Moz)
Australia Operations
Agnew
2
24.2
4.9
3.838
3.845
7.1
5.7
1.302
1.321
100
3.838
1.302
St Ives
63.3
2.6
5.314
5.765
37.9
2.3
2.813
2.820
100
5.314
2.813
Total Australasia Region
87.5
3.3
9.152
9.610
45.0
2.8
4.114
4.141
100
9.152
4.114
South African Operations
Beatrix (underground)
53.5
6.5
11.120
15.934
34.0
4.5
4.901
5.367
100
11.120
4.901
KDC E (underground)
94.7
12.6
38.435
40.233
27.8
7.8
6.951
7.937
100
38.435
6.951
KDC W (underground)
66.3
11.7
24.999
31.051
26.5
7.5
6.382
11.850
100
24.999
6.382
Kloof Driefontein Com plex (ug)
161.0
12.3
63.434
71.284
54.3
7.6
13.333
19.787
100
63.434
13.333
South Deep (underground)
3
355.8
7.1
80.974
81.454
225.0
5.5
39.584
34.533
92.4
74.820
36.576
Beatrix Surface Rock Dum ps
12.4
0.4
0.156
0.078
5.5
0.3
0.057
0.078
100
0.156
0.057
WWTTP (Tailings Storage Facility)
7
430.5
0.3
4.164
4.490
247.2
0.4
2.916
0.000
4.131
2.916
WW Surface Rock Dum ps
14.9
0.7
0.327
0.594
14.9
0.7
0.327
0.454
100
0.327
0.327
Total South Africa Region
1 028.0
4.8
160.175
173.834
580.8
3.3
61.118
60.219
153.989
58.110
Peru Operation
Cerro Corona
151.7
0.8
3.946
4.115
110.0
0.9
3.072
2.672
98.5
3.887
3.026
Total South America Region
151.7
0.8
3.946
4.115
110.0
0.9
3.072
2.672
98.5
3.887
3.026
Ghana Operations
Dam ang
165.4
1.9
10.044
4.638
61.7
1.7
3.390
2.080
90
9.040
3.051
Tarkwa
316.5
1.5
15.123
12.642
264.8
1.2
10.345
9.249
90
13.611
9.310
Total West Africa Region
481.9
1.6
25.167
17.280
326.5
1.3
13.735
11.329
90
22.651
12.361
Total International Operations
721.1
1.7
38.266
31.004
481.6
1.4
20.921
18.142
35.690
19.502
GOLD ONLY
Total Gold Managed
1 749.1
3.5
198.441
204.839
1 062.4
2.4
82.040
78.361
-
-
Total Gold Attributable
1 667.1
3.5
189.678
199.051
1 011.0
2.4
77.612
74.571
189.678
77.612
COPPER
Tonnes
Grade
Copper
Copper
Tonnes
Grade
Copper
Copper
Copper
Copper
(Peru) - Cerro Corona
(Mt)
(% Cu)
(Mlbs)
(Mlbs)
(Mt)
(% Cu)
(Mlbs)
(Mlbs)
%
(Mlbs)
(Mlbs)
Cerro Corona - Copper (Cu) only
144.1
0.45
1 386
1 464
110.0
0.51
1 126
965
98.5
1 366
1 109
Au - Eq
Au - Eq
Au - Eq
Au - Eq
Au - Eq
Au - Eq
(Moz)
(Moz)
(Moz)
(Moz)
(Moz)
(Moz)
Cerro Corona - Cu as Au-Eq
3.729
3.992
3.031
2.624
98.5
3.673
2.985
Total Cerro Corona (Au + Cu as Au-Eq)
7.676
8.107
6.103
5.296
7.560
6.012
PLATINUM
Tonnes
2PGE + Au
2PGE + Au
2PGE + Au
Tonnes
2PGE + Au
2PGE + Au
2PGE + Au
2PGE +
Au
2PGE +
Au
(Finland) - APP Project
6
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
(%)
(Moz)
(Moz)
Total 2PGE as Au-Eq + Au
161.9
2.3
12.159
12.601
100
12.159
-
COPPER - GOLD - SILVER
4
Tonnes
Grade
Metal
Metal
Metal
Metal
(Peru) - Chucapaca Project
(Mt)
(Moz)
(Moz)
(%)
(Moz)
(Moz)
Total Au-Eq oz (Au + Ag + Cu)
132.7
7.628
5.639
-
51
3.890
-
COPPER - GOLD -
MOLYBDENUM
4
Tonnes
Grade
Metal
Metal
Metal
Metal
(Kyrgyzstan) - Talas Project
(Mt)
(Moz)
(Moz)
(%)
(Moz)
(Moz)
Total Au-Eq oz (Au + Cu + Mo - ID & IF)
423.0
-
11.695
11.710
-
60
7.017
-
GOLD
Tonnes
Grade
Gold
Gold
Gold
Gold
(Mali) - Yanfolila Project
(Mt)
(g/t)
(Moz)
(Moz)
(Moz)
(Moz)
Total Gold (Inferred)
9.1
2.5
0.740
0.740
-
85
0.629
-
GOLD & COPPER
Tonnes
Au = (g/t)
Au = (Moz)
Au = (Moz)
Au = (Moz)
Au = (Moz)
Canada - Woodjam Project
5
(Mt)
Cu = (%)
Cu = (Mlb)
Cu = (Mlb)
Cu = (Mlb)
Cu = (Mlb)
Inferred - Copper
0.33                1 060
-
-
-
-
51
541
-
Mineral Reserves (100%)
Attributable R & R (%)
31 Dec 2011
31 Dec 2011
31 Dec 2011
Mineral Resources (100%)
COPPER as Au-Eq
4
146.5

Footnotes
1
Managed, unless otherwise stated

Agnew deposits, Miranda & Vivien, are subject to a royalty agreement

3      The BEE transaction concluded in December 2010 grants an empowerment consortium 10% of South Deep. Based on the relevant sliding scale of the vesting of the economic benefit attached to the 10% and the current Life of Mine profile, the
        Mineral Resource and Mineral Reserve portion attributable to Gold Fields is 92.4%.
4      Copper, silver and molybdenum are reported as gold equivalent ounces (commodity revenue is divided by the gold price for the conversion to gold equivalent ounces).
5      Woodjam is a copper deposit with gold as a by product.
6      The declared Mineral Resource for Konttijärvi and Ahmavaara is pit constrained (7.1 Moz 2PGE +Au). The declared Mineral
        Resource includes the original unconstrained SK reef estimates (5.1 Moz 2PGE +Au).
7      The WWTTP has been included into the gold Mineral Reserve figures this year, whereas the uranium Mineral Resource figures have been excluded, but remain in the inventory.
ends
Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold
Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels
(NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 27 February 2012
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs